SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 1 of 24

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 24)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 2 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 3 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,662
	8	Shared voting power 780,299
	9	Sole dispositive power 44,662
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 824,961
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 52.51%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 4 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 44,662
	9	Sole dispositive power 0
	10	Shared dispositive power 824,961
11	Aggregate amount beneficially owned by each reporting person 824,961
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 52.51%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 5 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 6 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 789,494
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 7 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 789,494
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 8 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 118,125
	8	Shared voting power 780,299
	9	Sole dispositive power 118,125
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 898,424
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 57.19%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 9 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 780,299
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.67%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 10 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 92,873
	8	Shared voting power 780,299
	9	Sole dispositive power 92,873
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 873,172
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.58%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 11 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 97,312
	8	Shared voting power 780,299
	9	Sole dispositive power 97,312
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 877,611
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.87%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 12 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 97,312
	9	Sole dispositive power 0
	10	Shared dispositive power 877,611
11	Aggregate amount beneficially owned by each reporting person 877,611
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.87%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 13 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 14 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 118,125
	9	Sole dispositive power 0
	10	Shared dispositive power 898,424
11	Aggregate amount beneficially owned by each reporting person 898,424
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 57.19%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 15 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 92,873
	9	Sole dispositive power 0
	10	Shared dispositive power 873,172
11	Aggregate amount beneficially owned by each reporting person 873,172
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.58%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 16 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cory Freyer
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 17 of 24

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S- T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014, as amended by Amendment No. 22 filed on February 13, 2015 and as amended by Amendment No. 23 on February 12, 2016 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 28, 2012, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is self employed in commercial real estate.

The statements under the heading Caroline T. Ruschell, which appear in the Filings, are hereby deleted and replaced by the following:

Caroline T. Ruschell. Ms. Ruschell’s address is 201 Legacy Dr. Nicholasville KY, 40356. She is retired.

The statements under the heading Julia Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers Ms. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. She is not employed.

The statements under the heading Thomas Parker Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s address is 70 West 11th Street, Apt 4E, New York, NY 1011. He is an Investment Analyst.

The statements under the heading Jacob A. Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Jacob A. Kuipers Mr. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. He is an attorney at McDermott, Will & Emery.

Item 5.	Interest in Securities of the Issuer

The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:

Clara T. Rankin Williams. Ms. Williams has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 18 of 24

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and to dispose of 44,662 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 824,961 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 52.51% of the Class B Common outstanding as of December 31, 2016.

Victoire G. Rankin. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote 44,662 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 824,961 shares of Class B Common beneficially owned by Victoire G. Rankin constitute approximately 52.51% of the Class B Common outstanding as of December 31, 2016.

Helen R. Butler. Ms. Butler has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by Helen R. Butler constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

John C. Butler, Jr. Mr. Butler is deemed to share with his spouse (Helen R. Butler) the power to vote 9,195 shares of Class B Common held in a trust for her benefit and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by John C. Butler, Jr. constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

David B. Williams Mr. Williams is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote 9,195 shares of Class B Common held in a trust for her benefit and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by David B. Williams constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 118,125 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 898,424 shares of Class B Common beneficially owned by Roger F. Rankin, constitute approximately 57.19% of the Class B Common outstanding as of December 31, 2016.

Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I and (b) as primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner of Rankin IV, shares the power to dispose of the 307,928 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV. Together, the 780,299 shares of Class B Common beneficially owned by Bruce T. Rankin, constitute approximately 49.67% of the Class B Common outstanding as of December 31, 2016.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 92,873 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 873,172 shares of Class B Common beneficially owned by Thomas T. Rankin, constitute approximately 55.58% of the Class B Common outstanding as of December 31, 2016.

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 19 of 24

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 97,312 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 877,611 shares of Class B Common beneficially owned by Claiborne R. Rankin constitute approximately 55.87% of the Class B Common outstanding as of December 31, 2016.

Chloe O. Rankin. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose 97,312 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 877,611 shares of Class B Common beneficially owned by Chloe O. Rankin constitute approximately 55.87% of the Class B Common outstanding as of December 31, 2016.

Thomas E. Taplin, Jr. Mr. Taplin is deceased.

Alison A. Rankin. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose 118,125 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 898,424 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 57.19% of the Class B Common outstanding as of December 31, 2016.

Corbin K. Rankin. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose 92,873 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 873,172 shares of Class B Common beneficially owned by Corbin K. Rankin, constitute approximately 55.58% of the Class B Common outstanding as of December 31, 2016.

Cory Freyer Ms. Freyer was owns no Class B shares.

(a) - (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.2% of the outstanding Class B Common as of December 31, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

On May 20, 2016, Corey Freyer, Theodore D. Taplin, Britton T. Taplin, Frank F. Taplin and Beatrice B. Taplin entered into an agreement providing for a right of first refusal with respect to a total of up to 90,160 shares of Class A Common that may be acquired by Ms. Freyer (the “Right of First Refusal Agreement”). Pursuant to the Right of First Refusal Agreement, Ms. Freyer is required to offer for sale such shares of Class A Common to (a) the brothers, mother and related descendants of her late husband, Thomas E. Taplin, and then (b) certain members of the Rankin family as described therein, prior to conducting market or other sales of such shares. The Right of First Refusal Agreement is filed as Exhibit 42 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 42	Right of First Refusal Agreement, dated as of May 20, 2016, by and among Corey Freyer, Theodore D. Taplin, Britton T. Taplin, Frank F. Taplin and Beatrice B. Taplin.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 20 of 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*
Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR
Family Associates, L.P.)*
Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred
M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire
G. Rankin, for the benefit of Victoire G. Rankin*

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 21 of 24

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.*
Attorney-in-Fact for The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*

Attorney in Fact for Corbin Rankin*
Attorney in Fact for Alison A. Rankin*
Attorney-in-Fact for National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 22 of 24

Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney in Fact for Clara Rankin Butler (by John C. Butler, Jr. as custodian)*
Attorney-in-Fact for The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler (by John C. Butler, Jr. as Custodian)*
Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin* Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*
Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*
Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 23 of 24

Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*

Attorney-in-Fact for Julia L. Rankin Kuipers* Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin *

Attorney-in-Fact for Thomas Parker Rankin* Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.*

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

Attorney-in-Fact for Lynne Turman Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Alfred M. Rankin, Jr. 2012 Retained Annuity Trust*
Attorney-in-Fact for 2012 Chloe O. Rankin*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*
Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*
Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*

SCHEDULE 13D/A

CUSIP No. 629579 20 02		Page 24 of 24

Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*
Attorney-in-Fact for A. Farnham Rankin *
Attorney-in-Fact for Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011*
Attorney-in-Fact for The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee*
Attorney-in-Fact for Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*
Attorney-in-Fact for Jennifer Dickerman*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 41 at pages 24 through 123.